EXHIBIT 12 (B)
                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                   PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                          YEARS ENDED DECEMBER 31,
                                                 ------   ------   ------   ------   ------
                                                  1995     1996     1997     1998     1999
                                                 ------   ------   ------   ------   ------

Earnings as Defined in Regulation S-K (A):

Net Income (B)                                   $  617   $  535   $  528   $  602   $  653
Income Taxes (C)                                    326      268      256      404      510
Fixed Charges                                       419      438      450      446      450
                                                 ------   ------   ------   ------   ------
Earnings                                         $1,362   $1,241   $1,234   $1,452   $1,613
                                                 ======   ======   ======   ======   ======

Fixed Charges as Defined in Regulation S-K(D):

Total Interest Expense                           $  407   $  399   $  395   $  390   $  394
Interest Factor in Rentals                           12       11       11       11       10
Subsidiaries' Preferred Securities Dividend
    Requirements                                     --       28       44       45       46
Preferred Stock Dividends                            49       23       12        9        9
Adjustment to Preferred Stock Dividends to
    state on a pre-income tax basis                  24       12        6        6        7
                                                 ------   ------   ------   ------   ------
Total Fixed Charges                              $  492   $  473   $  468   $  461   $  466
                                                 ======   ======   ======   ======   ======

Ratio of Earnings to Fixed Charges                 2.77     2.62     2.64     3.15     3.46
                                                 ======   ======   ======   ======   ======

Notes:

(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
      (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)   Excludes extraordinary item.

(C) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Electric and Gas Company.